UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

On May 2, 2024, Genenta S.p.A. (the “Company”) held its Ordinary and Extraordinary Shareholders’ Meeting in virtual meeting format. At the Ordinary and Extraordinary Shareholders’ Meeting, the Company’s shareholders approved:

●	The appointment of five directors to the Company’s Board of Directors, effective as of May 2, 2024, four of which are new directors. The new members of the Board include: John L. Cantello, Ph.D., Lauren H. Chung, Ph.D., Armon R. Sharei, Ph.D., and Todd Wider, M.D. Pierluigi Paracchi, Chief Executive Officer, will continue to serve on the Board of Directors as Chairman.

●	John L. Cantello, Ph.D. is an independent advisor to the biopharma industry with over 20 years of experience. Dr. Cantello served as the Former VP and Head of Business Development, Oncology Therapy Area at GlaxoSmithKline and VP and Head of BD, Respiratory & Immune Diseases at AstraZeneca. Dr. Cantello has led teams accountable for assessing, valuing, and transacting M&A, pipeline & commercial asset deals covering oncology, respiratory, inflammation, metabolic, and rare diseases. He has a track record of closing deals (transacting >$30B in deal value) representing primary care, specialty care, and rare diseases.

●	Lauren H. Chung, Ph.D. has over 20 years of operating experience spearheading agile investment management strategies and tactical asset allocation in the healthcare industry. As the founder and CEO of Minleigh LLC, a healthcare focused strategic advisory firm, Dr. Chung has advised leadership, boards, and investment firms on global strategic plans, M&A, integration, and compliance. Previously, Dr. Chung co-founded Tokum Capital Management, a global institutional healthcare fund, and successfully managed its merger with Perella Weinberg Partners. Dr. Chung serves on public and private company boards. She has a Ph.D. in Biomedical Sciences from Columbia University Vagelos College of Physicians and Surgeons, an M.B.A. from Columbia Business School, and a B.A. in Biochemistry and Economics with Honors from Wellesley College.

●	Armon R. Sharei, Ph.D. is the founder and CEO of Portal Bio and formerly the CEO and founder of SQZ Biotechnologies (NYSE: SQZ), where he led the company from invention to post-IPO with over $300 million in equity financing, a $1 billion collaboration with Roche, and three clinical trials. He graduated from Stanford University and received his Ph.D. at Massachusetts Institute of Technology and his Post-Doctoral at Harvard Medical School.

●	Todd Wider, M.D. has served as a consultant to numerous entities in the biotechnology space. He is a co-founder and Board member of Xanadu Bio and prior Executive Chairman of Emendo Biotetherapeutics, Board member of Abeona Therapeutics (Nasdaq: ABEO) and Arya Science Acquisition Corp IV (Nasdaq: ARYD). Dr. Wider is an active, honorary member of the medical staff of Mount Sinai Hospital in New York City. He received his M.D. from Columbia University’s Vagelos College of Physicians and Surgeons where he was Rudin Fellow, and an A.B., with high honors and Phi Beta Kappa, from Princeton University. Dr. Wider is also a principal in Wider Film Projects, a documentary film company focused on producing films with sociopolitical resonance that have won Academy, Emmy, and Peabody Awards.

The term of office of the new directors is one year and the aggregate annual directors’ compensation is €213,000.

The newly appointed directors met immediately following the Ordinary and Extraordinary Shareholders’ Meeting and appointed Mr. Paracchi as Chief Executive Officer of the Company and allocated €37,500 as compensation for each director, excluding the Chairman and Chief Executive Officer who is already remunerated in his capacity as executive.

●	The appointment of the Board of Statutory Auditors for the three-year period of 2024–2026, consisting of: Carlo Alberto Nicchio (Chairman); Jacopo Doveri; Giuseppe Gentile; Luca Domenico (alternate) and Alberto Adriano (alternate); the annual Board of Statutory Auditor compensation of €18,000 for the Chairman and €12,000 for each member, on an advisory basis.

●	The appointment of Kreston as the external statutory auditor of the Company for the fiscal years ended December 31, 2024, 2025, and 2026.

●	The statutory financial statements for the year ending December 31, 2023, audited by Tickmark.

●	The amendment of article 9 of the Bylaws introducing increased voting rights, by introducing a mechanism whereby each share owned by the same entity for a continuous period of not less than twenty-four months entitles the holder to a double vote and therefore to an increase from one to two votes per share. In addition, a further vote is attributed at the end of each twelve-month period, following the first vesting period of twenty-four months, in which the share has belonged to the same entity, up to a total maximum of ten votes per share.

Articles 10 and 11 of the Bylaws have been amended accordingly (the amended Articles 9, 10 and 11 together, the “Bylaw Amendment”), stating that the quorum provided for therein to submit the slates for the appointment of directors and Statutory Auditors shall be calculated based on the outstanding voting rights instead of the outstanding number of shares.

The mechanism described above upon which the voting rights could be increased up to ten votes per share grants dissenting shareholders the right to withdraw from the Company pursuant to article 2437 of the Italian Civil Code.

In the event of the exercise of the right of withdrawal, only the mechanism upon which the voting rights will be increased up to two votes per share will be effective; without prejudice to this, the Bylaw Amendment will become effective upon. the registration of the shareholders’ meeting resolution in the companies’ register.

Shareholders who intend to exercise the right of withdrawal as indicated above, are kindly invited to contact the Company at the certified e-mail address genentascience@legalmail.it within fifteen days of the date hereof.

The above description of the Bylaw Amendment is qualified in its entirety by reference to the Bylaws Amendment, a copy of which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Exhibits

Exhibit No.	Description

3.1	Amendment to the Amended and Restated Bylaws of Genenta Science S.p.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

Dated: May 3, 2024	By:	/s/ Richard B. Slansky
	Name:	Richard B. Slansky
	Title:	Chief Financial Officer